Cision Ltd.

130 East Randolph Street, 7th Floor

Chicago, Illinois 60601

April 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Bernard Nolan

Re:	Cision Ltd.

Registration Statement on Form S-3

Filed April 8, 2019

File No. 333-230766

Ladies and Gentlemen:

Cision Ltd. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-230766, as amended, to 4:00 p.m., Eastern Time, on Tuesday, April 16, 2019, or as soon thereafter as practicable.

Please contact Dennis M. Myers, P.C., of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2232 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jack Pearlstein
Jack Pearlstein
Chief Financial Officer